FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated June 24, 2008, captioned “Tatas to acquire majority stake in Neotel”.

2.	Notification of change in the Company’s Board of Directors – resignation of Dr. Mukund Govind Rajan as Director.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward- looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
June 24, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13043

24 June 2008

Sir,

Sub: Press Release “Tatas to acquire majority stake in Neotel”

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office: VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

PRESS RELEASE

Media Contacts:

Janice Goveas Tata Communications +91 92233 94575 janice.goveas@tatacommunications.com	Sanjay Chaudhary Vaishnavi +91 9212743191 sanjayc@vccpl.com

Tatas to acquire majority stake in Neotel

30% stake of Eskom and Transnet being acquired by Tata Communications

Mumbai, June 24, 2008: Tata Communications has entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) to acquire their 30% interest in Neotel, the second telecommunications network operator in South Africa.

This agreement is subject to the fulfillment of certain conditions precedent, some of which have a period of up to 180 days to be fulfilled. The other shareholders of Neotel are Nexus, Communitel and Two Telecom Consortium.

Upon the implementation of the agreement, Tata Communications together with Tata Africa would hold an effective 56% stake in Neotel.

About Tata Communications Limited

Tata Communications Limited together with its global subsidiaries (“Tata Communications”) is a leading global provider of the new world of communications. The company leverages its Tata global network, vertical intelligence and leadership in emerging markets to deliver value-driven, globally managed solutions to the Fortune 1000 and midsized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises and service providers, as well as broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs, and more than 1 million square feet of data center space.

Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications’ strategic investment in the South African operator, Neotel, provides the company with a strong anchor to build an African footprint.

As the number one global wholesale voice operator and number one provider of international long distance, enterprise data and Internet services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Now the leading integrated provider to drive and deliver a new world of communications, Tata Communications became the unified global brand for VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit, and CIPRIS on February 13, 2008.

Tata Communications is a part of the $29 billion Tata Group. It is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

About Tata Africa

Tata Africa Holdings (Pty) Limited is the investment arm of the Tata Group of companies in South Africa. It has operations in 8 countries in Africa.

About Neotel:

Neotel is South Africa’s first converged communications network operator. It provides a range of value-added voice and data services for businesses, wholesale network operators and providers, including consumers using its pure-IP Next Generation Network, powered by Neotel’s high-performance fibre optic backbone. Neotel connects the major centres in South Africa to each other and to the world, directly linking the country into Tata Communication’s global Tier 1 network. Neotel offers fresh thinking, a creative approach and flexible solutions for communications in South Africa.

About Transnet

Transnet Limited (“Transnet”) is the custodian of port, rail and pipeline infrastructure in South Africa. The Minister of Public Enterprises controls the entire issued share capital on behalf of the South African Government. Transnet operates the country’s railways, ports, and pipelines, and is the dominant player in transport in Southern Africa. The major transport businesses of the Transnet group are each dominant in the industries in which they operate. Transnet has recently completed the transformation from a diversified conglomerate into a focused freight, transport and logistics provider.

About Eskom

Eskom Holdings Limited (“Eskom”) is a vertically integrated state owned business that generates, transmits and distributes electricity. It is a self-financing business operating on the business principles of long-term viability, customer focus, efficient use of scarce and valuable resources and continuous improvement in performance to the benefit of its customers. Its suite of 24 power stations has a total nominal capacity of 42,011 megawatts, making Eskom the largest power utility on the African continent.

Eskom generates approximately 95% of the electricity used in South Africa and more than half of the total electricity consumed on the African continent. It is the world’s eleventh largest power utility in terms of generation capacity, and the worlds seventh largest in terms of sales. Eskom has been the lowest in terms of world industrial electricity prices for several years and remains committed to making electricity available at the lowest possible price to all South Africans.

Forward-looking and cautionary statements

Certain words and statements in this release concerning the abovementioned companies, their prospects, their expected financial position, business strategy, future development of operations and the general economy in India, South Africa and Namibia are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of these companies, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding these companies’ present and future business strategies and the environments in which they operate.

Exhibit 2

HQ/CS/CL.24B/13044

24 June 2008

Sir,

Sub: Change in Composition of the Board

Pursuant to clause 30 of the listing agreement with Indian Stock Exchanges please be informed that Dr. Mukund Govind Rajan has resigned from the post of Director of Tata Communications Limited and ceases to be Director with effect from 24 June 2008.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office: VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com